Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SemiLEDs Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-171107) on Form S-8 of SemiLEDs Corporation of our report dated November 26, 2013 with respect to the consolidated balance sheets of SemiLEDs Corporation and subsidiaries as of August 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended August 31, 2013, and the related consolidated financial statement schedules for the years ended August 31, 2013 and 2012, which report appears in the August 31, 2013 annual report on Form 10-K of SemiLEDs Corporation.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

November 26, 2013